VELOCE CAP FUND 1, LP

AUDITED FINANCIAL STATEMENTS

PERIOD ENDED JUNE 30, 2023

VELOCE CAP FUND 1, LP

TABLE OF CONTENTS

PERIOD ENDED JUNE 30, 2023

VELOCE CAP FUND 1, LP
BALANCE SHEET
JUNE 30, 2023

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$40,987
Accounts receivable	3,432
Organization costs, net	20,000
Trust deed notes receivable	875,000

TOTAL ASSETS		$939,419

LIABILITIES AND MEMBERS’ DEFICIT

CURRENT LIABILITIES
Management fees payable	$9,274
Incentive fees payable	3,209
Admin fees payable	3,750
Audit fees payable	6,000
Organization costs payable	25,000

TOTAL CURRENT LIABILITIES		$47,233

MEMBERS’ EQUITY - PER ACCOMPANYING STATEMENT		892,186

TOTAL LIABILITIES AND MEMBERS’ EQUITY		$939,419

VELOCE CAP FUND 1, LP
STATEMENT OF INCOME AND EXPENSE
JUNE 30, 2023

REVENUE
Interest Income	$89,945

TOTAL REVENUE		89,945

OPERATING EXPENSES
Operating expenses	$25,160

TOTAL OPERATING EXPENSES		25,160

NET INCOME		$64,785

VELOCE CAP FUND 1, LP
STATEMENT OF CHANGES IN PARTNERS’ EQUITY
JUNE 30, 2023

PARTNERS’
EQUITY

DECEMBER 31, 2023	$502,401

Net income	64,785

Partner Contributions	325,000

June 30, 2024	$892,186

VELOCE CAP FUND 1, LP
STATEMENT OF CASH FLOWS
JUNE 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$64,785
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of organization costs	2,500
Increase in management fee payable	7,265
Increase in other payables	9,750

NET CASH PROVIDED BY OPERATIONS	84,300

CASH FLOWS FROM INVESTING ACTIVITIES
Trust deed notes purchased	500,000
Trust deed notes receivable - funded	(875,000)

NET CASH USED IN INVESTING	(375,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions	324,900

NET CASH PROVIDED BY FINANCING	324,900

NET INCREASE IN CASH AND CASH EQUIVALENTS	34,200

CASH AND CASH EQUIVALENTS - DECEMBER 31, 2023	6,787

CASH AND CASH EQUIVALENTS - JUNE 30. 2024	40,987